October 4, 2013

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	LDR Holding Corporation (the “Company”) – Request for Acceleration

Registration Statement on Form S-1 (File No. 333-190829)

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representative of the several underwriters of the Company’s proposed public offering of shares of the Company’s common stock, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, as amended, requesting effectiveness for 4 p.m. Eastern Time on October 8, 2013, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the Act, we wish to advise you that we have distributed approximately 1,665 copies of the Company’s Preliminary Prospectus dated September 19, 2013 through the date hereof to underwriters, dealers, institutions and others.

The undersigned, as Representative of the several underwriters, has and will, and has been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

Piper Jaffray & Co.

As Representative of the several Underwriters

By:	Piper Jaffray & Co.

By:	/s/ Chris Christina
Name:	Chris Christina
Title:	Managing Director

Signature Page – Underwriters’ Acceleration Request – LDR Holding Corporation